Mail Stop 6010

August 2, 2006

Mr. Pierre-Jean Sivignon
Executive Vice President and Chief Financial Officer
Koninklijke Philips Electronics N.V.
Breitner Center, Amstelplein 2,
1096 BC Amsterdam, The Netherlands

      RE: **Koninklijke Philips Electronics N.V.**
             Form 20-F for the fiscal year ended December 31, 2005
             File No. 001-05146-01

Dear Mr. Sivignon:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

             Sincerely,

             Martin F. James
             Senior Assistant Chief Accountant